Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204
Tel. (317) 266-0100
Fax (317) 631-3750
January 18, 2011
VIA EDGAR
United States Securities and Exchange Commission
Mail Stop 3720
100 F St. NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Emmis Communications Corporation
Form 10-K for the Year Ended February 28, 2010, as Amended, Filed May 7, 2010
File No. 0-23264
Dear Mr. Spirgel:
This letter is being submitted in reference to the Securities and Exchange Commission’s letter to Emmis Communications Corporation (“Emmis”) dated January 6, 2011 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K.
Emmis respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. Emmis currently anticipates submitting a response to the Comment Letter on or before January 28, 2011.
If you have any questions, please do not hesitate to call me at (317) 684-6535.

Sincerely,
/s/ Patrick M. Walsh
Patrick M. Walsh
Executive Vice President, Chief Financial Officer and Chief Operating Officer